November 4, 2013

BY EDGAR

United States Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Ms. Mara L. Ransom
Ms. Elizabeth Walsh

Re:	CST Brands, Inc.
Registration Statement on Form S-1
File No. 333-191162

Dear Ms. Ransom and Ms. Walsh:
Pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission, CST Brands, Inc. (the “Company”) hereby represents that it has filed Amendment No. 3 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of the Company to appropriately address the Staff’s comments relayed by telephone on October 29, 2013 regarding (1) the description of Citicorp North America, Inc. as a deemed underwriter in the offering and (2) the reference to the amount of shares offered pursuant to the Registration Statement in the Exhibit 5.1 opinion.
Please contact Tammy Floyd, Vice President and Controller of the Company, at (210) 692-2764 or Gerry Spedale of Baker Botts L.L.P. at (713) 229-1734 with any questions or if you require additional information.
Sincerely,

CST BRANDS, INC.

By: /s/ Tammy V. Floyd
Tammy V. Floyd
Vice President and Controller